September 27, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jay Ingram
Erin Jaskot
Rufus Decker
Nudrat Salik

Re:	SolarCity Corporation
Registration Statement on Form S-1
Filed June 18, 2013
Amendment No. 4 to Registration Statement on Form S-1
Filed on September 16, 2013
File No. 333-189404

Registration Statement on Form S-1
Filed June 18, 2013
Amendment No. 4 to Registration Statement on Form S-1
Filed on September 16, 2013
File No. 333-189405

Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
File No. 001-35758

Ladies and Gentlemen:

On behalf of SolarCity Corporation (the “Company”), we submit this letter in response to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 20, 2013 (the “Comment Letter”) relating to (i) the Company’s Registration Statement on Form S-1 (File No. 333-189404) (the “Notes Registration Statement”) and Registration Statement on Form S-1 (File No. 333-189405) (the “Common Stock

Securities and Exchange Commission

September 27, 2013

Registration Statement,” and, together with the Notes Registration Statement, the “Registration Statements”), (ii) the Company’s Form 10-K for Fiscal Year Ended December 31, 2012 (“Form 10-K”) filed with the Commission on March 27, 2013 and (iii) the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2013 (“Form 10-Q”) filed with the Commission on August 9, 2013.

In this letter, we have recited the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2012

Note 21. Commitments and Contingencies, page 117

Indemnification and Guaranteed Returns, page 117

        1. We note your response to comment four in our letter dated September 11, 2012. As discussed in your response to comment five, you indemnify investors for losses that they may suffer due to a reduction in the investment tax credit or U.S. Treasury grant programs. It appears that this indemnification is in addition to guaranteeing specific minimum annual rates of returns on specific funds. We remind you that the disclosures required by ASC 460-10-50-4 are required even if the likelihood of having to make any payments under the guarantee is remote. In this regard, please provide the disclosures required by ASC 460-10-50-4(b) in regards to the maximum potential amount of future payments that you could have to make for indemnifications for losses that investors may suffer due to a reduction in the investment tax credit or U.S. Treasury grant programs. Please show us supplementally what the revised disclosures will look like in future filings.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has disclosed in the Commitments and Contingencies footnote on pages 117 and 16 of the Form 10-K and Form 10-Q for December 31, 2012 and June 30, 2013, respectively, that the Company is contractually committed to compensate certain fund investors for any losses that they may suffer in certain limited circumstances resulting from reductions in U.S. Treasury grants or investment tax credits (“ITCs”). Generally such obligations have arisen in the past as a result of reductions to the value of the underlying solar energy systems as assessed by the U.S. Treasury Department for purposes of claiming the Treasury grants. At each reporting period end, the Company assesses and recognizes, when applicable, the potential exposure from this obligation based on all the information available at that time, including any guidelines issued by the U.S. Treasury Department on solar energy system valuations for purposes of making claims under the U.S. Treasury grant program. The Company believes that any payments to the fund investors in excess of the amounts already recorded by the Company arising from this obligation are remote based on the facts known at the reporting date.

Securities and Exchange Commission

September 27, 2013

For the U.S. Treasury grants, the maximum potential future payments that the Company may have to make under this obligation at each reporting date would depend on the extent of future reductions to the solar energy system valuations for purposes of U.S. Treasury grant payments that affect systems that the Company has sold or transferred to a fund as of the reporting date. Such future reductions may be as a result of the U.S. Treasury revising its solar energy system valuation guidelines or as a result of subsequent audits by the U.S. Treasury or the Internal Revenue Service (“IRS”) that affect systems that the Company has sold or transferred to a fund as of the reporting date.

For ITCs, the maximum potential future payments the Company may have to make under this obligation at each reporting date would depend on the extent of reductions imposed by the IRS following an audit of the value of the solar energy systems and the ITCs claimed previously.

The Company supplementally advises the Staff that it believes that the independent solar energy system valuation reports that it has commissioned provide a substantive basis to support the values it has used to claim the U.S. Treasury grants and ITCs. The Company also believes that it can objectively support the basis of the values used based on the costs it has incurred on the systems as well as assumptions employed in the determination of the fair values.

The Company respectfully advises the Staff that it does not believe that it can reliably estimate the maximum potential future payments that it could have to make on this obligation for two primary reasons. First, the Company is unable to determine if the U.S. Treasury Department or the IRS might in the future assign the values to the systems, either as a result of an audit or changes to U.S. Treasury guidelines, that are different from the values used by the Company to determine the amounts of expected grants and ITCs that affect systems that the Company has transferred to the funds as of the reporting date. Second, under applicable law, the eligible value of the solar energy systems underlying the claim for grants or ITCs cannot be zero, given that the Company has incurred costs to construct such systems. Additionally, in most instances the law supports an appropriate developer’s profit to be included for systems that are sold by the Company to the funds. As a result, an assumption that the U.S. Treasury Department or the IRS would in the future assign a value of $0 to the system would, in the Company view, be an inappropriate assumption upon which to base an estimate of the maximum potential liability.

The Company intends to revise and enhance its disclosures in the first paragraph of Indemnifications and Guaranteed Returns section of the Commitments and Contingencies footnote to read as follows:

        The Company is contractually committed to compensate certain fund investors for any losses that they may suffer in certain limited circumstances resulting from reductions in U.S. Treasury grants or investment tax credits (“ITCs”). Generally such obligations would arise as a result of reductions to the value of the underlying solar energy systems as assessed by the U.S. Treasury Department for purposes of claiming the Treasury grants or as assessed by the Internal Revenue Service (IRS) for purposes of claiming ITCs or grants. At each reporting period end, the Company assesses and recognizes, when applicable, the potential exposure from this obligation based on all the information available at that time, including any guidelines issued by the U.S. Treasury Department

Securities and Exchange Commission

September 27, 2013

on solar energy system valuations for purposes of making claims under the U.S. Treasury grant program or any audits undertaken by the IRS. The Company believes that any payments to the fund investors in excess of the amounts already recorded by the Company arising from this obligation are not probable based on the facts known at the reporting date.

        The maximum potential future payments that the Company would have to make under this obligation would depend on the difference between the fair values of the solar energy systems sold or transferred to the funds as determined by the Company and the values that the U.S. Treasury Department would determine as fair value for the systems for purposes of claiming the U.S. Treasury grants or the values the IRS would determine as the fair values of the systems for purposes of claiming the ITCs or grants. The Company claims U.S. Treasury grants based on guidelines provided by the U.S. Treasury department and the statutory regulations from the IRS. The Company uses fair values determined with the assistance of an independent third party appraisal as the basis for determining the ITCs that are passed through to and claimed by the investors. Since the Company cannot determine future revisions to the U.S. Treasury guidelines governing system values or how the IRS will evaluate system values used in claiming ITCs, the Company is unable to reliably estimate the maximum potential future payments that it could have to make under the Company’s contractual investor obligation as of each reporting date.

Please direct any questions with respect to this letter or the Registration Statements to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Executive Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive
Robert D. Kelly
Seth R. Weissman
SolarCity Corporation

Michael A. Occhiolini
Michael E. Coke
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Thomas J. Ivey
Skadden, Arps, Slate, Meagher & Flom LLP